SCHEDULE 5

                  BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

P&O PRINCESS CRUISES PLC

2. Name of scheme

P&O PRINCESS CRUISES EXECUTIVE SHARE OPTION PLAN

3. Period of return:     From 9 JAN 2002 to 21 MAY 2002



4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

711,114



5. Number of shares issued/allotted
   under scheme during period

379,569

6. Balance under scheme not yet issued/allotted at end of period

331,545

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

750,000 ORDINARY SHARES OF 50C EACH ON 27 NOVEMBER 2000
(REF: RA/P&O PRINCESS CRUISES/C00002-0004)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

693,008,745

Contact for queries:


Name: SIMON PEARCE, COMPANY SECRETARY
Address: 77 NEW OXFORD STREET, LONDON WC1A 1PP

Telephone: 020 7805 1200